Start Week 1

Start Day 1 Monday, 07/12/21

Construction Site

Shoot Day # 1 Monday, July 12, 2021

1 D1 Construction Site EXT Day Construction site location

Scene # 008 Rich alerts Michael that his phone has been ringing while he has

Seq: Present

Script Days 4,5

Cast Members

1. Michael Leehan
6. Rich Mello

Props

- Rich's cross necklace
- Michael's phone
- bottle of water
- food
- Michael's belongings
- framing hammer

Makeup/Hair

- sweat

Set Dressing

- wooden house frame

Sound

- Amber voice mail

---

1 3/8 D4 Construction Site EXT Day Construction site location

Scene # 029 Michael tells of hearing voices and asks for an advance.

Seq: Present

Script Days 17,18

Cast Members

1. Michael Leehan
6. Rich Mello

Background Actors

- Jerry
- Max
- Gary
- (4) other workers

Props

- Rich's cross necklace
- pay envelopes

7/8 D15 Construction Site EXT Day Construction site location

Scene # 099 Asking Rich about Beth, Michael gets a text: 645 Blue Jay Lane

Seq: Present

Script Days 78

Cast Members

1. Michael Leehan
6. Rich Mello

Props

- Rich's cross necklace
- pay envelopes

1 4/8 D11 Construction Site EXT Day Construction site location

Scene # 061 Rich and Michael talk about the voices, going to church and Chuck Seq: Present

Script Days 46,47

Cast Members

1.Michael Leehan
6.Rich Mello

Background Actors

(4) construction guys

Props

Rich's cross necklace
lunch food
lunch boxes

Set Dressing

picnic table

End Day # 1 Monday, July 12, 2021 -- Total Pages: 4 6/8

Courtroom

Shoot Day # 2 Tuesday, July 13, 2021

1 D7 Courtroom INT Day Courtroom location

Scene # 42 Judge sentences Michael to jail for non-payment of child support Seq: Present

Script Days 27

Cast Members

1.Michael Leehan
7.Amber
8.Chuck Danner
24.Judge

Background Actors

Amber's lawyer
Marshal
stenographer
(6) court looky loos

Props

gavel

Wardrobe

Michael's courtroom suit

PUSH to Lawyer's Office

6/8 D9 Lawyer's Office INT Day Law office location

Scene # 053 Michael inherits some cash and wants to sell the farm Seq: Present

Script Days 39

Cast Members

1.Michael Leehan
26.Stan

Makeup/Hair

shaved head
goatee

Special Effects

arm scars

PUSH to Gun Shop

4/8 D9 Gun Shop INT Day Gun Shop location
Scene # 054 Michael buys a gun Seq: Present
Script Days 39,40

Cast Members
1. Michael Leehan
23. Gun Clerk

Makeup/Hair
shaved head
goatee

Set Dressing
glass gun displays

End Day # 2 Tuesday, July 13, 2021 -- Total Pages: 2 2/8

Small Gas Station

Shoot Day # 3 Wednesday, July 14, 2021

2/8 D2 Oklahoma Roads EXT Day Oklahoma road location
Scene # 014 Michael driving to farmhouse - out of gas Seq: Present
Script Days 10

Cast Members
1. Michael Leehan

Vehicles
Michael's truck

Special Effects
Gas gage on "E"

4/8 D2 Small Gas Station INT Day Small gas station location
Scene # 015 Michael arranges to pay for gas after he pumps it Seq: Present
Script Days 10

Cast Members
1. Michael Leehan
25. Clerk

Props
arm full of snacks

2/8 D2 Small Gas Station Pumps EXT Day Small gas station location
Scene # 016 Michael fills up gas tank and leaves without paying Seq: Present
Script Days 10

Cast Members
1. Michael Leehan

Props
gas cap

Vehicles
Michael's truck

Set Dressing
gas pumps

End Day # 3 Wednesday, July 14, 2021 -- Total Pages: 1

Prison

Shoot Day # 4 Thursday, July 15, 2021

1/8 D7 Prison INT Day Prison location

Scene # 043 Michael is processed with a mug shot. Seq: Present

Script Days 28

Cast Members

1.Michael Leehan

Props

prisoner ID card

Set Dressing

mug shot camera set up

1/8 D7 Prison INT Day Prison location

Scene # 044 Michael is strip searched Seq: Present

Script Days 28

Cast Members

1.Michael Leehan

Background Actors

(2) Prison guards

2/8 D7 Prison INT Day Prison location

Scene # 045 Michael sits in a barber's chair - he meets Crawley Seq: Present

Script Days 28

Cast Members

1.Michael Leehan

15.Crawley

Background Actors

prison barber

Props

baber shears

Makeup/Hair

buzzed hair

Set Dressing

barber chair

---

1 7/8 D7 Prison Walkway and Cell INT Day Prison location

Scene # 046 Michael meets his cellmate Lawerance - Lawerence meets Michael Seq: Present

Script Days 28,29,30

Cast Members

1.Michael Leehan

15.Crawley

18.Lawerence

Background Actors

(1) prison guard

(15) prisoners

Props

towel

piece of metal

blankets

Makeup/Hair

buzzed hair

Set Dressing

scratched pentagram

metal bunks

7/8 D9 Common Area INT Day Prison location

Scene # 051 Crawley tries to counsel Michael about after prison Seq: Present

Script Days 36,37

Cast Members

1.Michael Leehan
15.Crawley

Background Actors

(6) other inmates

Props

"bible" cigarettes

Makeup/Hair

shaved head
goatee

Sound

FX over: gate buzzes

Special Effects

arm scars

End Day # 4 Thursday, July 15, 2021 -- Total Pages: 3 2/8

Prison

Shoot Day # 5 Friday, July 16, 2021

---

1 5/8 D8 Laundry Room INT Day Prison location

Scene # 047 Michael antagonizes Crips and Bloods - he gets beaten STUNTS Seq: Present

Script Days 30,31

Cast Members

1.Michael Leehan
15.Crawley
18.Lawerence
X.Stunt Coordinator
xx.Crip (stunt man)

Background Actors

(15) inmates

Props

red and blue blankets

Stunts

Stunt Coordinator
Crip (stunt man)

Wardrobe

red bandanna
blue bandanna

Makeup/Hair

blood
buzzed hair

Special Effects

cut above eye

---

2 1/8 D8 Nurses Station INT Day Prison location

Scene # 048 While his cut is treated, Michael asks Crawley about true power Seq: Present

Script Days 31,32,33

Cast Members

1.Michael Leehan
15.Crawley
22.Nurse

Props

medical items

Makeup/Hair

buzzed hair
stomach scars

Set Dressing
stool
Special Effects
cut above eye

End Day # 5 Friday, July 16, 2021 -- Total Pages: 3 6/8

END WEEK 1

Prison

Shoot Day # 6 Monday, July 19, 2021

2 D9 Prison EXT Day Prison location

Scene # 052 Rich picks up Michael and tells him about Verna's will Seq: Present

Script Days 37,38

Cast Members
1. Michael Leehan
6. Rich Mello

Props
Rich's cross necklace
Verna's book
cigarette
boxes of Michael's stuff
tarp

Vehicles
Rich's truck

Wardrobe
Michael's courtroom suit

Makeup/Hair
shaved head
goatee

1 4/8 N8 Michael & Lawerence's Cell INT Night Prison location

Scene # 049 In a fight with Lawerence, Micheal seems to use supernatural Seq: Present

Script Days 34

Cast Members
1. Michael Leehan
18. Lawerence
X. Stunt Coordinator
xxxx. Lawerence stunt double

Background Actors
(2) Prison guards

Props
razor blade
battery
handcuffs
sock/battery weapon

Stunts
Stunt Coordinator
Lawerence stunt double

Makeup/Hair
blood
buzzed hair

Set Dressing

Set Dressing
- scratched pentagram
- metal bunks

Special Effects
- arm slice
- blood everywhee

6/8 N8 Michael's Cell INT Night Prison location

Scene # 050 Alone in his cell, Michael is visited by a dark figure Seq: Present

Script Days 35,36

Cast Members
1. Michael Leehan

Props
- piece of metal

Featured Extras
- dark figure

Wardrobe
- Michaels shoes
- wings

Makeup/Hair
- blood
- buzzed hair

Special Effects
- arm scars
- another arm cut
- horns out of skull

Lighting
- shadow of figure
- bars cast shadows

End Day # 6 Monday, July 19, 2021 -- Total Pages: 4 2/8

Aquatic Center

Shoot Day # 7 Tuesday, July 20, 2021

---

1 D6 Aquatic Center INT Day Aquatic Center location

Scene # 41 While at the swim meet, Michael is served a court summons Seq: Present

Script Days 26

Cast Members
1. Michael Leehan
3. Kristin Leehan (k)
9. Marissa Leehan (k)
27. Process Server

Background Actors
- (35) spectators

Props
- summons envelope
- stopwatch

Background Actors

(3) coaches/officials

(6) young girl swimmers

1/8 N10 MIchael's Bathroom INT Night Aquatic Center location

Scene # 058 part POV underwater looking at Jason as he scares Michael by being Seq: Present

Script Days 41,42

Cast Members

1.Michael Leehan

3.Kristin Leehan (k)

4.Jason Leehan (k)

Props

beer

towel

Set Dressing

tub with bathwater

Special Equipment

Underwater Lights

Water Tank

Underwater Camera

Special Effects

arm scars

arm scabs

End Day # 7 Tuesday, July 20, 2021 -- Total Pages: 1 1/8

Strip Club

Shoot Day # 8 Wednesday, July 21, 2021

---

1 2/8 N11 Strip Club INT Night Strip Club location

Scene # 066 Michael enters the club and orders a beer Seq: Present

Script Days 49,50

Cast Members

1.Michael Leehan

19.Destiny

Background Actors

(2) older strippers

(5) club patrons

Wardrobe

Michael's coat

Makeup/Hair

Destiny tattoos

pentagram tattoo

Set Dressing

food buffet

stage

beaded curtians

Music

loud music

4/8 N14 Strip Club INT Night Strip Club location

Scene # 097 Destiny offers Michael a lap dance Seq: Present

Script Days 76,77

Cast Members

1.Michael Leehan

19.Destiny

Background Actors

(2) older strippers

(5) club patrons

(15) new club patrons

Makeup/Hair

Destiny tattoos

pentagram tattoo

Set Dressing

food buffet

stage

beaded curtians

Music

loud music

---

1 3/8 N14 Private Area - Strip Club INT Night Strip Club location

Scene # 098 Michael gets a lap dance and wants more Seq: Present

Script Days 76,77,78

Cast Members

1.Michael Leehan

19.Destiny

Makeup/Hair

Destiny tattoos

pentagram tattoo

Music

music pulsates

Lighting

low light

3/8 N11 Strip Club INT Night Strip Club location

Scene # 067 Chuck leaves the club - Michael follows with a broken bottle Seq: Present

Script Days 50

Cast Members

1.Michael Leehan

8.Chuck Danner

Background Actors

(2) older strippers

(5) club patrons

Props

duffle bag

breakable beer bottle

three twenties

Wardrobe

Michael's coat

Set Dressing

food buffet

stage

beaded curtians

Music

loud music

---

2 N11 Strip Club Parking Lot EXT Night Strip Club location

Scene # 068 Michael threatens to kill Chuck Seq: Present

Script Days 50,51,52

Cast Members

1. Michael Leehan
5. Verna
8. Chuck Danner

Props

- Danner1 vanity plate
- duffle bag
- broken beer bottle

Vehicles

- Michael's truck
- Green Range Rover
- (6) Club patron's cars

Sound

- Voice: It's him or the children Mikey...
- Voice: Kill him

CGI/VFX Effects

- Insert Verna in Post

2/8 N11 Strip Club EXT Night Strip Club location

Scene # 065 In strip club parking lot Michael sees Chuck's car with vanity plate Seq: Present

Script Days 48,49

Cast Members

1. Michael Leehan

Props

- Danner1 vanity plate

Vehicles

- Michael's truck
- Green Range Rover
- (6) Club patron's cars

Wardrobe

- Michael's coat

Set Dressing

- food buffet
- stage
- beaded curtians

End Day # 8 Wednesday, July 21, 2021 -- Total Pages: 5 6/8

The Bar

Shoot Day # 9 Thursday, July 22, 2021

1 N3 Bar INT Night Bar location

Scene # 034 Michael takes the book to a bar - gets drunk

Seq: Present

Script Days 21,22

Cast Members

1.Michael Leehan
21.Bartender

Background Actors

(4) Bar Extras

Props

Verna's book
cigarette
beer
coins
wadded paper money

Wardrobe

Michael's coat

Special Equipment

rain tower

Special Effects

rain

---

2 N14 Bar INT Night Bar location

Scene # 088 Eating hamburgers, Michael and Larua Jane discuss hell

Seq: Present

Script Days 69,70

Cast Members

1.Michael Leehan
2.Laura Jane
21.Bartender

Props

coke bottle
hamburger bar food

Set Dressing

TV screens

Special Effects

football game on TVs

Night Driving Scenes

6/8 N3 Road EXT Night Outside Bar location

Scene # 035 Walking in the pouring rain, Michael is given a ride by Laura Jane

Seq: Present

Script Days 22,23

Cast Members

1.Michael Leehan
2.Laura Jane

Props

Verna's book

Vehicles

Laura Jane's car

Wardrobe

Michael's coat

Special Equipment

rain tower
water truck

Additional Labor

Additional Labor
Police escort & control
Special Effects
rain

End Day # 9 Thursday, July 22, 2021 -- Total Pages: 3 6/8

Night Driving Scenes

Shoot Day # 10 Friday, July 23, 2021

6/8 N3 Laura Jane's Car INT/E Night TBD

Scene # 036 Laura Jane drives Michael home- and invites him to church Seq: Present
Script Days 23

Cast Members
1. Michael Leehan
2. Laura Jane

Props
Verna's book
Wardrobe
Michael's coat
Special Equipment
process trailer
rain rig
Additional Labor
Police escort & control

Sc36 and 38 shot together

2/8 N11 Michael's Truck INT/E Night Small Town Street

Scene # 064 While driving, Michael sees something... Seq: Present
Script Days 48

Cast Members
1. Michael Leehan

Vehicles
Michael's truck
Wardrobe
Michael's coat
Additional Labor
Police escort & control

4/8 N14 Michael's Truck INT/E Night Near Rental Home Location

Scene # 093 Michael shares his family story while driving Laura Jane home Seq: Present
Script Days 74

Cast Members
1. Michael Leehan
2. Laura Jane

Special Equipment
process trailer

3/8 N14 Michael's Truck INT/E Night Near Laura Jane's home location

Scene # 096 Michael finsihes about his fathers death - Laura Janes leaves

Script Days 75

Seq: Present

Cast Members

1. Michael Leehan
2. Laura Jane

Vehicles

Michael's truck

End Day # 10 Friday, July 23, 2021 -- Total Pages: 1 7/8

END WEEK 2

Funeral Home

Shoot Day # 11 Monday, July 26, 2021

6/8 D2 Funeral Home INT Day Funeral home location

Scene # 011 Michael discusses Verna's funeral arrangements

Script Days 7

Seq: Present

Cast Members

1. Michael Leehan
17. Harold Armstrong

Wardrobe

Harold's suit

2/8 D2 Funeral Home INT Day Funeral home location

Scene # 012 Michael looks for Verna in the funeral home

Script Days 7

Seq: Present

Cast Members

1. Michael Leehan
17. Harold Armstrong

Wardrobe

Harold's suit

Set Dressing

No Access sign

---

2 D2 Embalming Room INT Day Funeral home location

Scene # 013 Michaels sees Verna's covered corpse - meets Laura Jane who asks

Script Days 8,9

Seq: Present

Cast Members

1. Michael Leehan
2. Laura Jane
17. Harold Armstrong

Set Dressing

covered corpse

5/8 N14 Funeral Home Side Door EXT Dusk Funeral home location

Scene # 086 Michael is a day early for the date - Seq: Present

Script Days 66,

Cast Members

1. Michael Leehan
2. Laura Jane

Featured Extras

Mr. Booth

Wardrobe

Mr. Booth's suit

Makeup/Hair

dead body look

Set Dressing

body jib

casket

---

1 4/8 N14 Funeral Home INT Night Funeral home location

Scene # 087 Laura Jane Invites Michael in while she finishes work Seq: Present

Script Days 67,68

Cast Members

1. Michael Leehan
2. Laura Jane

Props

casket

body crane

Featured Extras

Mr. Booth

Makeup/Hair

dead body look

End Day # 11 Monday, July 26, 2021 -- Total Pages: 5 1/8

Funeral Home

Shoot Day # 12 Tuesday, July 27, 2021

2/8 D3 Funeral Home EXT Day Funeral home location

Scene # 025 Disheveled Michael sits in his truck staring at the small funeral home: Seq: Present

Script Days 13

Cast Members

1. Michael Leehan

Props

cigarette

beer

Vehicles

Michael's truck

2 1/8 D3 Funeral Home EXT Day Funeral home location

Scene # 027 Michael meets Chuck, promises to be at the swim meet while Amber Seq: Present

Script Days 15

Cast Members

1. Michael Leehan
3. Kristin Leehan (k)
4. Jason Leehan (k)
7. Amber
8. Chuck Danner
9. Marissa Leehan (k)

Sound

Voice: Kill your children

Music

Muzak: "Oklahoma"

---

1 7/8 D3 Funeral Parlor INT Day Funeral home location

Scene # 026 Family & Laura w/Michael at Verna's casket - Michael sees Verna Seq: Present

Script Days 13,14,15

Cast Members

1. Michael Leehan
2. Laura Jane
3. Kristin Leehan (k)
4. Jason Leehan (k)
5. Verna
7. Amber
9. Marissa Leehan (k)
13. Gracie (k)
17. Harold Armstrong

Props

black ring
casket

Makeup/Hair

waxy-dead look

Sound

canned muzak

Special Equipment

green screen

Special Effects

no teeth

CGI/VFX Effects

VFX cooordinator
Gracie translucent
Prep for Animation
white/grey irises
black bile from mouth

End Day # 12 Tuesday, July 27, 2021 -- Total Pages: 4 2/8

Amber's House and 1st Rental are Adjacent

Amber's House

Shoot Day # 13 Wednesday, July 28, 2021

4/8 D12 Amber's Home EXT Mornin Amber's house location

Scene # 070 Michael picks up the kids for church - Kristin doesn't want to ride with Seq: Present

Script Days 53,54

Cast Members

1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)
9.Marissa Leehan (k)

Vehicles

Michael's truck

6/8 D1 Amber's Home EXT Day Amber's house location

Scene # 009 Michael arrives at Amber's house - Kristin is playing tea party Seq: Present

Script Days 5

Cast Members

1.Michael Leehan
3.Kristin Leehan (k)
7.Amber

Props

tea party with dolls

Vehicles

Michael's truck

---

1 2/8 D1 Amber's Kitchen INT Day Amber's house location

Scene # 010 Michael learns that Verna has died - Amber brings up unpaid child Seq: Present

Script Days 5,6,7

Cast Members

1.Michael Leehan
7.Amber

End Day # 13 Wednesday, July 28, 2021 -- Total Pages: 2 4/8

Michael's FIRST RENTAL Home

Shoot Day # 14 Thursday, July 29, 2021

2 1/8 N10 Michael's Rental Home INT Night Michael's 1st Rental Home

Scene # 059 Kristin tells her Dad about church, and finds his gun - Gracie Seq: Present

Script Days 42,43,44,4

Cast Members

1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)
9.Marissa Leehan (k)
13.Gracie (k)

Props

kids sleeping bags

Makeup/Hair

shaved head
goatee

Set Dressing

old TV
curb alert furniture

Set Dressing

- 60's paintings
- large pentagram
- rug
- sofa

Special Equipment

- green screen

Special Effects

- arm scars

CGI/VFX Effects

- VFX cooordinator
- Gracie translucent

6/8 N3 Michael's Living Room INT Day Michael's 1st Rental Home

Scene # 039 Michael whispers incantatons and draws blood - Gracie appears and Seq: Present

Script Days 24,25

Cast Members

1.Michael Leehan
13.Gracie (k)

Props

- Verna's book
- candles
- bloody knife
- glass of bourbon

Makeup/Hair

- blood

Set Dressing

- old TV
- coffee table
- threadbare carpet
- two chairs
- old couch
- lay-z-boy
- card table
- ceiling fan

Special Equipment

- green screen
- cut arm - bleeding

Special Effects

- blood

CGI/VFX Effects

- VFX cooordinator
- Gracie translucent
- Prep for Animation

Camera

Camera

distorted image of Gracie w/candles
Flash

6/8 D5 Michael's Living Room INT Day Michael's 1st Rental Home

Scene # 040 A blood pentagram - "Can you hear me" - while in ecstasy, "Kill the Seq: Present

Script Days 25

Cast Members

1.Michael Leehan

Props

black ring
candles
bloody knife
glass of bourbon
bourbon

Makeup/Hair

blood

Set Dressing

old TV
coffee table
threadbare carpet
two chairs
old couch
lay-z-boy
card table
ceiling fan
blood pentagram

Sound

A Whistle
Gracie OS giggles

Special Effects

blood
"Kill The Children" in blood
cut and gouged bleeding arm

Sc39 and 40 together

End Day # 14 Thursday, July 29, 2021 -- Total Pages: 3 5/8

Michael's FIRST RENTAL Home

Shoot Day # 15 Friday, July 30, 2021

1 N2 Michael's Living Room - Kitchen INT Night Michael's 1st Rental Home

Scene # 024 Michael is home - he gets a beer, takes his meds, and prays for a Seq: Present

Script Days 12,13

Cast Members

1.Michael Leehan

Props

cat carrier
cat food
liquor bottles
beer bottles

Set Dressing

old TV
coffee table
threadbare carpet
two chairs
old couch
lay-z-boy
card table

3/8 N3 Michael's Living Room INT Night Michael's 1st Rental Home

Scene # 030 Sitting in livingroom, Michael hears a noise and goes to investigate Seq: Present

Script Days 18,

Cast Members

1.Michael Leehan

Set Dressing

old TV
coffee table
threadbare carpet
two chairs
old couch
lay-z-boy
card table
ceiling fan

Animals

black cat (Shadow)

Animal Wrangler

cat wrangler

1/8 N3 Michael's Hallway INT Night Michael's 1st Rental Home

Scene # 031 Michael looks down hallway toward his bedroom Seq: Present

Script Days 19

Cast Members

1.Michael Leehan

Props

baseball bat

2/8 N4 Michael's Bedroom INT Night Michael's 1st Rental Home

Scene # 032 Michael discovers Verna's book and black ring - she chants... Seq: Present

Script Days 19

Cast Members

1. Michael Leehan

Props

Verna's book

black ring

Set Dressing

nightstand

Sound

Verna' VO; Aka tula mae

1/8 N2 Michael's Home EXT Night Michael's 1st Rental Home

Scene # 023 Michael's truck pulls up to a small, older home that has seen better Seq: Present

Script Days 12

Cast Members

1. Michael Leehan

Vehicles

Michael's truck

1/8 N3 Michael's Home EXT Night Michael's 1st Rental Home

Scene # 037 Laura Jane's car stops in front of the house Seq: Present

Script Days 24

Cast Members

1. Michael Leehan
2. Laura Jane

Props

Verna's book

Vehicles

Laura Jane's car

Wardrobe

Michael's coat

4/8 N3 Laura Jane's Car EXT Night Michael's 1st Rental Home

Scene # 038 Arriving at Michael's house - he says thank you - she invites him to Seq: Present

Script Days 24

Cast Members

1. Michael Leehan
2. Laura Jane

Props

Verna's book

Vehicles

Laura Jane's car

Wardrobe

Michael's coat

Special Effects

Wet Down set

End Day # 15 Friday, July 30, 2021 -- Total Pages: 2 4/8

END WEEK 3

Michael's SECOND RENTAL Home STAGE

Shoot Day # 16 Monday, August 2, 2021

1 1/8 D10 Michael's Rental Home INT Day 2nd Rental Home STAGE

Scene # 056 Amber wants to be sure the kids will be safe with Michael Seq: Present

Script Days 40,41

Cast Members

1.Michael Leehan

7.Amber

Makeup/Hair

shaved head

goatee

Set Dressing

old TV

curb alert furniture

60's paintings

Special Effects

arm scars

2/8 D16 Michael Bathroom INT Mornin 2nd Rental Home STAGE

Scene # 107 Time lapse montage: shower, shave, teeth, dressed Seq: Present

Script Days 83

Cast Members

1.Michael Leehan

Wardrobe

button down shirt

old khakis

2/8 D16 Michael's Bedroom INT Mornin 2nd Rental Home STAGE

Scene # 108 Michael gets his gun Seq: Present

Script Days 83

Cast Members

1.Michael Leehan

Props

gun

case for gun

Wardrobe

button down shirt

old khakis

jacket

3/8 D11 MIchael's Bathroom INT Day 2nd Rental Home STAGE

Scene # 062 In the shower, Michael hears "Kill the Children" and sees a shadow Seq: Present

Script Days 47

Cast Members

1.Michael Leehan

Makeup/Hair

shaved head

goatee

Set Dressing

working shower

shower curtain

Sound

OS: objects falling

Vera OS: "Kill the Children"

Special Equipment

TechnoCrane

6/8 D11 Michael's Bedroom INT Day 2nd Rental Home STAGE

Scene # 063 Clothes on hangers screech back and forth on bar - Michael hears Seq: Present

Script Days 48

Cast Members

1.Michael Leehan

Makeup/Hair

shaved head

goatee

Set Dressing

slatted closet doors

clothes bar

clothes on hangers

Sound

Voice: Kill Chuck

Voice: Kill the Children

Special Effects

clothes on hangers moving

---

1 5/8 D16 Michael's Living Room INT Day 2nd Rental Home STAGE

Scene # 115 Michael blames himself for Laura Janes death Seq: Present

Script Days 89

Cast Members

1.Michael Leehan

11.Pastor Beth

Set Dressing

old TV

coffee table

threadbare carpet

Set Dressing
two chairs
old couch
lay-z-boy
card table
ceiling fan
curb alert furniture
60's paintings

End Day # 16 Monday, August 2, 2021 -- Total Pages: 4 3/8

Michael's SECOND RENTAL Home STAGE

Shoot Day # 17 Tuesday, August 3, 2021

7/8 N10 MIchael's Bathroom INT Night 2nd Rental Home STAGE
Scene # 058 Jason scares Michael by being underwater Seq: Present
Script Days 41,42

Cast Members
1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)

Props
beer
towel

Set Dressing
tub with bathwater

Special Effects
arm scars
arm scabs

N10 MIchael's Bathroom INT Night 2nd Rental Home STAGE
Scene # a119 Flashback to Scene 58, Jason in Michael's tub Seq: Present
Script Days 95

Cast Members
4.Jason Leehan (k)

3/8 N14 Michael's Living Room INT Night 2nd Rental Home STAGE
Scene # 089 Michael brings Laura Jane to his house. Seq: Present
Script Days 70

Cast Members
1.Michael Leehan
2.Laura Jane

Makeup/Hair
shaved head
goatee

Set Dressing
old TV
coffee table
threadbare carpet

Set Dressing
- two chairs
- old couch
- lay-z-boy
- card table
- ceiling fan

3/8 N14 Michael's Kitchen INT Night 2nd Rental Home STAGE

Scene # 090 Looking for a glass of water, Larua Jane is scared by Shadow - she Seq: Present

Script Days 70,71

Cast Members
1. Michael Leehan
2. Laura Jane

Makeup/Hair
- shaved head
- goatee

Animals
- black cat (Shadow)

Animal Wrangler
- cat wrangler

---

2 N14 Michael's Living Room - Kitchen INT Night 2nd Rental Home STAGE

Scene # 091 Michael shows Laura Jane how he talks to those in hell. Writing 645 Seq: Present

Script Days 71,72,73

Cast Members

1. Michael Leehan

2. Laura Jane

13. Gracie (k)

Props
- beer
- ink pen
- glass of water
- notepad
- black candles

Set Dressing
- old TV
- coffee table
- threadbare carpet
- two chairs
- old couch
- lay-z-boy
- card table
- ceiling fan

Animals
- black cat (Shadow)

Animal Wrangler
- cat wrangler

Special Equipment

Special Equipment
- green screen
- TechnoCrane

CGI/VFX Effects
- VFX cooordinator
- Gracie translucent

End Day # 17 Tuesday, August 3, 2021 -- Total Pages: 3 5/8

Michael's SECOND RENTAL STAGE - Devil and Goat Visit

Shoot Day # 18 Wednesday, August 4, 2021

1 3/8 N11 Michael's Living Room INT Night 2nd Rental Home STAGE

Scene # 069 Michael get slapped by the Devil - ANIMATION Seq: Present

Script Days 52,53

Cast Members
1. Michael Leehan
X. Stunt Coordinator
xxx. Devil (stuntman)
xxxx. Michael stunt double

Props
- candles
- bloody knife

Stunts
- Stunt Coordinator
- Michael stunt double
- Devil (stuntman)

Wardrobe
- Michael's robe

Makeup/Hair
- shaved head
- goatee
- stomach scars
- chest scars
- charred skin

Set Dressing
- old TV
- coffee table
- threadbare carpet
- two chairs
- old couch
- lay-z-boy
- card table
- ceiling fan
- curb alert furniture
- 60's paintings
- large pentagram
- speakers

Sound

Sound
- whispers
- heartbeats
- wind?
- dripping blood

Music
- the Doors: "The End"

Animals
- black cat (Shadow)

Animal Wrangler
- cat wrangler

Special Equipment
- TechnoCrane

Special Effects
- arm scars
- shadows on wall
- lava horns
- candles blow out
- Devil eye contacts
- cut and bleeding arm

CGI/VFX Effects
- VFX cooordinator
- Prep for Animation
- 7 inch tongue

End Day # 18 Wednesday, August 4, 2021 -- Total Pages: 1 3/8

Michael's 2ND RENTAL EXTERIOR LOCATION

Shoot Day # 19 Thursday, August 5, 2021

5/8 D10 Michael's Rental Home EXT Day Michael's 2nd Rental Home

Scene # 055 Chuck, Amber, and kids visit Michael's new home Seq: Present

Script Days 40

Cast Members
1. Michael Leehan
3. Kristin Leehan (k)
4. Jason Leehan (k)
7. Amber
8. Chuck Danner
9. Marissa Leehan (k)

Props
- cigarette
- Danner1 vanity plate

Vehicles
- Green Range Rover

Makeup/Hair
- Goatee shaved off
- hair allowed to grow back

Set Dressing
- old TV
- curb alert furniture

Set Dressing
60's paintings
Animals
black cat (Shadow)
Animal Wrangler
cat wrangler
Special Effects
arm scars

---

1 1/8 D11 Michael's Rental Home EXT Day Michael's 2nd Rental Home

Scene # 060 Amber picks up the kids - Kristin and God knows Michael's deeds - Seq: Present

Script Days 45,46

Cast Members
1.Michael Leehan
4.Jason Leehan (k)
7.Amber
9.Marissa Leehan (k)

Props
Danner1 vanity plate
Vehicles
Green Range Rover
Set Dressing
old TV
curb alert furniture
60's paintings

shoot with Sc55

---

1 D16 Michael's Living Room EXT Day Michael's 2nd Rental Home

Scene # 116 Michael walks Beth out and gives her a hug Seq: Present

Script Days 90,91

Cast Members
1.Michael Leehan
11.Pastor Beth
12.Pastor Jim
14.Deacon

Background Actors
(2) other men in Beth's office

Props
Pastor Beth's cross
Pastor Jim's business card
Set Dressing
old TV
coffee table
threadbare carpet
two chairs
old couch
lay-z-boy
card table
ceiling fan

3/8 D16 Michael's Rental Home EXT Day Michael's 2nd Rental Home

Scene # 113 Beth come to see Michael Seq: Present

Script Days 88

Cast Members

11.Pastor Beth
12.Pastor Jim
14.Deacon

Background Actors

(2) other men in Beth's office

Vehicles

Beth's car

3/8 D16 Michael's Living Room INT/E Day Michael's 2nd Rental Home

Scene # 114 Pastor Beth asks to come in - bad news Seq: Present

Script Days 88,89

Cast Members

1.Michael Leehan
11.Pastor Beth

Props

Verna's book

Set Dressing

old TV
coffee table
threadbare carpet
two chairs
old couch
lay-z-boy
card table
ceiling fan

End Day # 19 Thursday, August 5, 2021 -- Total Pages: 3 4/8

Park Trail – NEAR SECOND RENTAL EXTERIOR

Shoot Day # 20 Friday, August 6, 2021

7/8 D15 Park Trail EXT Dusk Park location

Scene # 106 Michael tries to kill Chuck - Gracie taunts Seq: Present

Script Days 82,83

Cast Members

1.Michael Leehan
8.Chuck Danner
13.Gracie (k)

Props

cigarette
lead pipe
Chuck's earbuds

Wardrobe

black sweats
ski mask
black hoodie

Sound

Gracie OS: I'm going to kill your children

Special Effects

crow caws in tree

CGI/VFX Effects

VFX cooordinator

PUSH TO Michael's 2ND RENTAL EXTERIOR LOCATION

1 N14 Michael's Home EXT Night Michael's 2nd Rental Home

Scene # 092 Luara Jane stroms out determined to walk home but relents and Seq: Present

Script Days 73,74

Cast Members

1. Michael Leehan
2. Laura Jane

Vehicles

Michael's truck

Special Effects

645 Blue Jay Lane on windshield

CGI/VFX Effects

full moon

7/8 N12 Michael's Living Room INT/E Night Michael's 2nd Rental Home

Scene # 085 Michael is visited by a goat, and a crow Seq: Present

Script Days 65,66

Cast Members

1. Michael Leehan

Props

candles
dead crow

Makeup/Hair

stomach scars
chest scars
arm scars

Set Dressing

old TV
coffee table
threadbare carpet
two chairs
old couch
lay-z-boy
card table
ceiling fan
large pentagram

Sound

rustle of feathers
goat bleating
wind chimes

Animals

Animals
goat
Animal Wrangler
livestock wrangler
CGI/VFX Effects
full moon

End Day # 20 Friday, August 6, 2021 -- Total Pages: 2 6/8

END WEEK 4

Small Church and Cemetery

Shoot Day # 21 Monday, August 9, 2021

1/8 D13 Country Road EXT Day Near Small Church location
Scene # 083 Michael pulls into the parking lot of small country church
Script Days 63
Seq: Present

Cast Members
1. Michael Leehan

Vehicles
Michael's truck

---

2 D13 Small Church Cemetery EXT Day Small Church Cemetery location
Scene # 084 While at his parents graves, Michael asks Laura Jane on a date
Script Days 63,64,65
Seq: Present

Cast Members
1. Michael Leehan
2. Laura Jane

Props
flowers
Vehicles
Laura Jane's car
Set Dressing
Jonah gravestone
Verna's grave marker

1/8 D19 Cemetery EXT Day Small Church Cemetery location
Scene # 130 Michael puts flowers on Laura Jane's grave
Script Days 103
Seq: Present

Cast Members
1. Michael Leehan

Props
flowers

Company Move

Dilapidated House

6/8 D15 Dilapidated House EXT Day Dilapidated House location

Scene # 100 Entering 645 Blue Jay Ln.- where a murder happened. Seq: Present

Script Days 78,79

Cast Members

1.Michael Leehan
2.Laura Jane

Vehicles

Michael's truck
Laura Jane's car

7/8 D15 Dilapidated House INT Day Dilapidated House location

Scene # 101 Laura jane explains that a father killed his daughter here - Michael Seq: Present

Script Days 79,80

Cast Members

1.Michael Leehan
2.Laura Jane

Props

sleeping bags

Set Dressing

"KiLL" written on wall
bible verses on wall

End Day # 21 Monday, August 9, 2021 -- Total Pages: 3 7/8

Dilapidated House

Shoot Day # 22 Tuesday, August 10, 2021

6/8 D15 2nd Floor INT Day Dilapidated House location

Scene # 102 Laura Jane meets Gracie and screams - ANIMATION Seq: Present

Script Days 80,81

Cast Members

2.Laura Jane
13.Gracie (k)

Props

old clown doll
children's toys

Sound

clown doll laugh

Special Equipment

green screen

CGI/VFX Effects

VFX cooordinator
Gracie translucent
Prep for Animation
Gracie becomes corpse

1/8 D15 Dilapidated House INT Day Dilapidated House location

Scene # 103 Michael runs toward scream as Laura Jane runs out of the house Seq: Present

Script Days 81

Cast Members

1. Michael Leehan
2. Laura Jane

6/8 D15 Dilapidated House INT Day Dilapidated House location

Scene # 105 Michael bargins with Gracie/Verna not to kill his children Seq: Present

Script Days 81,82

Cast Members

1. Michael Leehan
13. Gracie (k)

Sound

slap of leather strap

Special Equipment

green screen

CGI/VFX Effects

VFX cooordinator
Gracie translucent

4/8 D15 Dilapidated House EXT Day Dilapidated House location

Scene # 104 Laura Jane: "Stay away from me - you're evil" Seq: Present

Script Days 81

Cast Members

1. Michael Leehan
2. Laura Jane

Vehicles

Michael's truck
Laura Jane's car

End Day # 22 Tuesday, August 10, 2021 -- Total Pages: 2 1/8

FAITH CHURCH

Shoot Day # 23 Wednesday, August 11, 2021

---

3 6/8 D12 Faith Church EXT Day Faith Church location

Scene # 075 After the service Michael meet Pastor Beth and talks with Laura Seq: Present

Script Days 56,575859

Cast Members

1. Michael Leehan
2. Laura Jane
3. Kristin Leehan (k)
4. Jason Leehan (k)
6. Rich Mello

Props

Rich's cross necklace

Vehicles

Michael's truck
(30) church background cars

Wardrobe

Sports coat

Cast Members

7. Amber
8. Chuck Danner
9. Marissa Leehan (k)
11. Pastor Beth

Background Actors

Rich's wife
(2) Rich's children
(30) Church members

Wardrobe

Doors t-shirt

6/8 D16 Faith Church EXT Day Faith Church location

Scene # 112 Laura Jane leaves, Amber blasts Michael for what he has done- Seq: Present

Script Days 87,88

Cast Members

1. Michael Leehan
2. Laura Jane
3. Kristin Leehan (k)
7. Amber
8. Chuck Danner
9. Marissa Leehan (k)
10. Young Michael (k)

Props

Danner1 vanity plate

Vehicles

Laura Jane's car
Green Range Rover

End Day # 23 Wednesday, August 11, 2021 -- Total Pages: 4 4/8

FAITH CHURCH

Shoot Day # 24 Thursday, August 12, 2021

2/8 D12 Faith Church EXT Mornin Faith Church location

Scene # 071 Michael and kids go to church Seq: Present

Script Days 54

Cast Members

1. Michael Leehan
3. Kristin Leehan (k)
4. Jason Leehan (k)
9. Marissa Leehan (k)

Background Actors

(40) church members

Vehicles

Michael's truck
(30) church background cars

Wardrobe

Sports coat
Doors t-shirt

6/8 D12 Sanctuary INT Mornin Faith Church location

Scene # 072 Michael hangs in the back while the kids sit with their mom Seq: Present

Script Days 54,55

Cast Members

1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)
6.Rich Mello
7.Amber
8.Chuck Danner
9.Marissa Leehan (k)

Background Actors

Rich's wife
(2) Rich's children
(300) Church members
(4) praise band
Worship leader

Props

Rich's cross necklace

Wardrobe

Sports coat
Doors t-shirt

Makeup/Hair

shaved head
goatee

Set Dressing

band instruments
theater seating
(2) projection screens

Music

praise music

2/8 D12 Vestibule INT Mornin Faith Church location

Scene # 073 Michael goes out to the vestibule - voices in his head Seq:

Script Days 55

Cast Members

1.Michael Leehan

Wardrobe

Sports coat
Doors t-shirt

Set Dressing

chairs

3/8 D12 Sanctuary INT Mornin Faith Church location

Scene # 074 Pastor Beth preaches about Jacob Seq: Present

Script Days 55

Cast Members

3.Kristin Leehan (k)
4.Jason Leehan (k)
7.Amber
8.Chuck Danner
9.Marissa Leehan (k)
11.Pastor Beth

Background Actors

(300) Church members

Props

pulpit

2/8 D12 Vestibule INT Mornin Faith Church location

Scene # a074 Pastor Beth's sermon continues as Michael free writes: Kill The Seq: Present

Script Days

Cast Members

1.Michael Leehan

Props

pencil

Church porgram

Wardrobe

Sports coat

Doors t-shirt

Makeup/Hair

shaved head

goatee

6/8 D16 Church Foyer INT Day Faith Church location

Scene # 109 Stalking Beth. Michael drops his gun and is stopped Seq: Present

Script Days 83,84

Cast Members

1.Michael Leehan

6.Rich Mello

11.Pastor Beth

14.Deacon

Background Actors

(40) church members

Props

Rich's cross necklace

gun

badge

Deacon gun & holster

Wardrobe

button down shirt

old khakis

jacket

End Day # 24 Thursday, August 12, 2021 -- Total Pages: 2 5/8

FAITH CHURCH

Shoot Day # 25 Friday, August 13, 2021

---

1 6/8 D16 Pastor Beth's Office INT Day Faith Church location

Scene # 110 Beth decides what to do with Michael - love him Seq: Present

Script Days 84,85,86

Cast Members

6.Rich Mello

8.Chuck Danner

11.Pastor Beth

12.Pastor Jim

14.Deacon

Background Actors

(2) other men in Beth's office

Props

Rich's cross necklace

shot glass

bottle of whiskey

Kill Beth note

1 1/8 D16 Pastor Beth's Office INT Day Faith Church location

Scene # 111 Michael agree to Pastor Beth's terms and is going to the retreat Seq: Present

Script Days 86,87

Cast Members

1.Michael Leehan
8.Chuck Danner
12.Pastor Jim
14.Deacon

Wardrobe

button down shirt
old khakis
jacket

5/8 N18 Church Kitchen INT Night Faith Church location

Scene # 129 Michael finds peace washing dishes Seq: Present

Script Days 102

Cast Members

1.Michael Leehan
11.Pastor Beth

Background Actors

(3) kitchen volunteers
(4) older women

Props

dirty dishes

End Day # 25 Friday, August 13, 2021 -- Total Pages: 3 4/8

END WEEK 5

Leehan Farm REMODELED STAGE

Shoot Day # 26 Monday, August 16, 2021

3/8 D19 Verna's Living Room INT Day Leehan Farm STAGE

Scene # 132 The farm house has a complete makeover Seq: Present

Script Days 103

Cast Members

1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)
7.Amber
8.Chuck Danner

Set Dressing

Whole new look in Farm house

5/8 D19 Verna's Bedroom INT Day Leehan Farm STAGE

Scene # 133 Kids are picking their bedrooms- Jason sees Grandpa Seq: Present

Script Days 103,104

Cast Members

1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)

Set Dressing

sparkling white bathroom

End Day # 26 Monday, August 16, 2021 -- Total Pages: 1

Leehan Farm 1980's STAGE

Shoot Day # 27 Tuesday, August 17, 2021

3/8 FB1 Verna's Bedroom INT Day Leehan Farm STAGE

Scene # 002 Michael hears a scream - looks at window and runs out tof the room Seq: 1980s - Yng. Michael

Script Days 1

Cast Members

10.Young Michael (k)

Props

framed photo of 1940s couple
candy dish and candy

Wardrobe

hoodie

Set Dressing

thin curtians
antiques
thick curtians
open window
dusty old portraits

Sound

high pitched screaming

2/8 FB1 Barn INT Day Leehan Farm STAGE

Scene # 004 Hooded figure with sticking knife - stabbing something/someone - Seq: 1980s - Yng. Michael

Script Days 2

Cast Members

5.Verna
10.Young Michael (k)

Props

sticking knife

Wardrobe

hoodie
hooded duster
muddy shoes

Sound

screaming

Special Equipment

Special Equipment
TechnoCrane
Special Effects
flying blood

6/8 FB1 Barn INT Day Leehan Farm STAGE

Scene # 006 Figure beats he devil out of Young Michael with a strap Seq: 1980s - Yng. Michael
Script Days 2,3

Cast Members
5.Verna
10.Young Michael (k)

Props
sticking knife
black leather strap
Wardrobe
hoodie
hooded duster
muddy shoes
blood & shit on shoes
pants
underwear
Set Dressing
old rocking chair
Sound
OS Emily singing
rhythmic squeaking on wood

End Day # 27 Tuesday, August 17, 2021 -- Total Pages: 1 3/8

Leehan Farm STAGE

Shoot Day # 28 Wednesday, August 18, 2021

2/8 D2 Farmhouse INT Dusk Leehan Farm STAGE

Scene # 019 Michael walks in, shining the light around the house - He finds a light Seq: Present
Script Days 11

Cast Members
1.Michael Leehan

Props
flashlight
Set Dressing
plastic on sofas
old candy dishes
pictures
knitted quilts
light switch
Special Effects
dust
cobwebs

5/8 D2 Verna's Bedroom INT Dusk Leehan Farm STAGE

Scene # 021 Michael gets a dress, photo and Verna's book - then discovers a cat Seq: Present

Script Days

Cast Members

1.Michael Leehan

Props

photo pictures
green dress
dresses
leather bound book
photo of Verna and Husband

Set Dressing

nightstand
armoire
lamp
dresser

Animals

black cat (Shadow)

Animal Wrangler

cat wrangler

Special Effects

dust

2/8 D2 Farmhouse Hallway INT Dusk Leehan Farm STAGE

Scene # 020 Michael walks up to bathroom - blood everywhere Seq: Present

Script Days 11

Cast Members

1.Michael Leehan

Props

flashlight

Special Equipment

TechnoCrane

D2 Farmhouse INT Dusk Leehan Farm STAGE

Scene # b119 Flashback to Scene 20 blood everywhere Seq: Present

Script Days 95

Cast Members

1.Michael Leehan

Set Dressing

blood in tub and everywhere

2/8 N2 Verna's Kitchen INT Night Leehan Farm STAGE

Scene # 022 Michael feeds the cat

Seq: Present

Script Days 12

Cast Members

1. Michael Leehan

Props

cat carrier
cat food
bowl

Animals

black cat (Shadow)

Animal Wrangler

cat wrangler

End Day # 28 Wednesday, August 18, 2021 -- Total Pages: 1 3/8

Leehan Farm STAGE

Flashback Scenes

Shoot Day # 29 Thursday, August 19, 2021

---

2 2/8 FB2 Barn INT Night Leehan Farm STAGE

Scene # 033 Verna tries to sacrifice Young Michael to her dark savior

Seq: 1980s - Yng. Michael

Script Days 19,20,21

Cast Members

5. Verna
10. Young Michael (k)

Props

Verna's book
black ring
long knife
lantern
pieces of rope

Makeup/Hair

blood

Set Dressing

blood pentagram

Special Effects

barn doors fly open
shadows on wall

1/8 Farmhouse INT Night Leehan Farm STAGE

Scene # c119 Flash inserted into Sc119, Verna (95) in tub slicing herself

Seq: Present

Script Days 95

Cast Members

5. Verna

Props

bloody knife

Special Equipment

TechnoCrane

Special Effects

Special Effects
blood

1/8 FB2 Barn INT Night Leehan Farm STAGE

Scene # d119 Flashback t Sc 33 Verna shouting "There's power in the blood..." Seq: 1980s - Yng. Michael

Script Days 95

Cast Members
5.Verna

Props
bloody knife

Makeup/Hair
blood

End Day # 29 Thursday, August 19, 2021 -- Total Pages: 2 4/8

Leehan Farm PRESENT EXTERIOR

Shoot Day # 30 Friday, August 20, 2021

1/8 D19 Farmhouse EXT Day Leehan Farm location

Scene # 131 Michael's family visits Seq: Present

Script Days 103

Cast Members
1.Michael Leehan
3.Kristin Leehan (k)
4.Jason Leehan (k)
7.Amber
8.Chuck Danner
9.Marissa Leehan (k)

COMPANY MOVE

Leehan Farm 1980's STAGE

---

1 FB2 Barn INT Night Leehan Farm STAGE

Scene # 033 part CONTINUE: Verna tries to sacrifice Young Michael to her dark savior Seq: 1980s - Yng. Michael

Script Days 19,20,21

Cast Members
5.Verna
10.Young Michael (k)

Props
Verna's book
black ring
long knife
lantern
pieces of rope

Makeup/Hair
blood

Set Dressing
blood pentagram

Special Equipment
TechnoCrane

Special Effects
barn doors fly open
shadows on wall

Flashback Scenes

2/8 FB3 Young Michael's Bedroom INT Night Leehan Farm STAGE

Scene # 077 Young Michael is yanked out of bed by Verna Seq: 1980s - Yng. Michael

Script Days 59,60

Cast Members
5.Verna
10.Young Michael (k)

Set Dressing
bed

Sound
thunderous steps

1 FB3 Verna's Kitchen INT Night Leehan Farm STAGE

Scene # 078 Verna trie to force Young Michael to conjure dead Jonah Seq: 1980s - Yng. Michael

Script Days 60,61

Cast Members
5.Verna
10.Young Michael (k)

Props
candles
hand made ouija board
glass vase
photo of Jonah

Set Dressing
kitchen table
fireplace

Sound
Emily screams

Special Effects
photo smashes into door
vase flies across room

End Day # 30 Friday, August 20, 2021 -- Total Pages: 2 3/8

END WEEK 6

Leehan Farm 1980's STAGE

Shoot Day # 31 Monday, August 23, 2021

4/8 FB5 Verna's Bedroom INT Night Leehan Farm STAGE

Scene # 094 Flash back to Verna hearing a truck race toward their farm Seq: 1964 Jonah's death

Script Days 74,75

Cast Members

5.Verna

20.3 yr old Michael

Props

bible

Set Dressing

Verna's bed

---

1 FB3 Emily's Bedroom INT Night Leehan Farm STAGE

Scene # 079 Young Michael seeks to console Emily and Verna restrains her - Seq: 1980s - Yng. Michael

Script Days 61,62

Cast Members

10.Young Michael (k)

16.Emily

Props

bed restraints

2/8 FB3 Verna's Bedroom INT Night Leehan Farm STAGE

Scene # 080 Young Michael sees Jonah -COMPOSITE Seq: 1980s - Yng. Michael

Script Days 62

Cast Members

10.Young Michael (k)

Featured Extras

Jonah

Set Dressing

mirrored bureau

Special Equipment

TechnoCrane

CGI/VFX Effects

Shoot for composite

2/8 FB3 Verna's Bedroom INT Night Leehan Farm STAGE

Scene # 080 Plates for Jonah Seq: 1980s - Yng. Michael

Script Days 62

Featured Extras

Jonah

Set Dressing

mirrored bureau

CGI/VFX Effects

Shoot for composite

End Day # 31 Monday, August 23, 2021 -- Total Pages: 2

Leehan Farm STAGE

Shoot Day # 32 Tuesday, August 24, 2021

1/8 N17 Verna's Bathroom INT Night Leehan Farm STAGE

Scene # 125 Michael sees bloody tub Seq: Present

Script Days 96

Cast Members

1.Michael Leehan

Set Dressing

blood in tub and everywhere

---

1 N17 Verna's Bathroom INT Night Leehan Farm STAGE

Scene # 126 Michael opens a razor. He steps into the tub. - He struggles with Seq: Present

Script Days 96,97

Cast Members

1.Michael Leehan

5.Verna

Stunts

Stunt Coordinator

Makeup/Hair

stomach scars

chest scars

arm scars

Set Dressing

rooster weathervane

rusted barn windmill

old well pump

Special Effects

arm scars

stomach scars

chest scars

Hurl down the stairs

1/8 N17 Stairway Near Front Door INT Night Leehan Farm STAGE

Scene # a126 MIchael takes a hard landing with Verna on top Seq: Present

Script Days 98

Cast Members

1.Michael Leehan

5.Verna

Makeup/Hair

stomach scars

chest scars

arm scars

Set Dressing

rooster weathervane

rusted barn windmill

old well pump

Special Effects
- arm scars
- stomach scars
- chest scars

4/8 N17 Stairway Near Front Door INT Night Leehan Farm STAGE

Scene # a127 Michael wrestles Verna who becomes Demon Michael who flies in Seq: Present

Script Days 98

Cast Members
1. Michael Leehan
5. Verna
28. Demon Michael

Props
- razor blade

Stunts
- Stunt Coordinator
- Michael stunt double
- Demonic Michael stuntman

Makeup/Hair
- blood

Special Effects
- blood
- wounds
- Demonic Michael look
- Demon wings
- Verna's face rips off

CGI/VFX Effects
- VFX cooordinator
- Michael demonic face
- Demon wings
- wounds
- Demon Michael flies

2/8 N17 Stairway Near Front Door INT Night Leehan Farm STAGE

Scene # c127 Demon Michael goes to Beth - Wounded Michael: "It's a trap" Seq: Present

Script Days 98,99

Cast Members
1. Michael Leehan
5. Verna
28. Demon Michael

Props
- razor blade

Stunts
- Stunt Coordinator
- Michael stunt double
- Demonic Michael stuntman

Makeup/Hair
- blood

Special Equipment
- TechnoCrane

Special Effects
blood
wounds
Demonic Michael look
Demon wings
Verna's face rips off

CGI/VFX Effects
VFX cooordinator
Michael demonic face
Demon wings
wounds
Verna FLIES through the air
Vena's tongue
wings disappear

End Day # 32 Tuesday, August 24, 2021 -- Total Pages: 2

Roads Near Farm Exterior

Richs' Truck – Going to Retreat

Shoot Day # 33 Wednesday, August 25, 2021

5/8 D17 Rich's Truck INT Day Near Farm Exterior

Scene # 117 Rich takes Michael to the retreat - shares his story Seq: Present

Script Days 91,92

Cast Members
1. Michael Leehan
6. Rich Mello

Props
Rich's cross necklace

Vehicles
Rich's truck

Special Equipment
process trailer

Laura Jane Car Accident

2/8 D16 Laura Jane's Car INT/E Day Near Farm Exterior

Scene # a112 Intercut with Sc112, Laura Jane is hit and killed Seq: Present

Script Days 87

Cast Members
2. Laura Jane
X. Stunt Coordinator
:xxxx. (2) Stunt Drivers

Stunts
Stunt Coordinator
(2) stunt drivers

Vehicles
Laura Jane's car
drunk driver car

Sound

Sound

song on the radio

End Day # 33 Wednesday, August 25, 2021 -- Total Pages: 7/8

Leehan Farm EXTERIOR

Shoot Day # 34 Thursday, August 26, 2021

3/8 FB1 Leehan Farm EXT Day Leehan Farm location

Scene # 001 Dark grey clouds cloak a barren farmstead: Seq: 1980s - Yng. Michael

Script Days 1

Props

Oklahoma license plate

Vehicles

couple of cars

truck

Set Dressing

rooster weathervane

rusted barn windmill

old well pump

Old Barn

wooden farmhouse

sunbleached paint

chipped paint

Animals

2 goats

3 Cattle

Animal Wrangler

livestock wrangler

CGI/VFX Effects

dark grey clouds

3/8 FB1 Leehan Farm EXT Day Leehan Farm location

Scene # 003 Michael runs and trys to open barn doors - he finds a hole and peers Seq: 1980s - Yng. Michael

Script Days 1,2

Cast Members

10.Young Michael (k)

Wardrobe

hoodie

Set Dressing

rocking chair

locked barn doors

4/8 FB1 Leehan Farm EXT Day Leehan Farm location

Scene # 005 Weathervane and windmill spin rapidly, door brace flys off and Seq: 1980s - Yng. Michael

Script Days 2

Cast Members

5.Verna
10.Young Michael (k)

Props

sticking knife

Wardrobe

hoodie
hooded duster
muddy shoes
blood & shit on shoes

Set Dressing

rooster weathervane
rusted barn windmill
wooden door brace

Special Effects

windmill spins rapidly
weathervane spins rapidly
door brace flys off

6/8 FB1 Barn EXT Day Leehan Farm location

Scene # 007 Michael emerges and runs to the porch and his mother Emily - Verna Seq: 1980s - Yng. Michael

Script Days 3,4

Cast Members

5.Verna
10.Young Michael (k)
16.Emily

Wardrobe

hoodie
hooded duster
muddy shoes
blood & shit on shoes
pants
underwear

Makeup/Hair

blood

Set Dressing

rooster weathervane
rusted barn windmill
old well pump
Old Barn
wooden farmhouse
sunbleached paint
chipped paint
porch rocking chair

Flashback Scenes – Leehan Farm EXTERIOR

5/8 FB4 Cornfield EXT Day Cornfield location

Scene # 081 Young Michael encounters a worm, a scary scarecrow and crow Seq: 1980s - Yng. Michael

Script Days 62

Cast Members
10.Young Michael (k)

Props
ear of corn with worm
large scarecrow
target crow

Vehicles
old ambulance

Set Dressing
corn on stalks

Sound
Womens scream

Special Effects
scarecrow head spin

CGI/VFX Effects
VFX cooordinator
CGI crow flying

6/8 FB4 Farmhouse EXT Day Leehan Farm location

Scene # 082 Emily is taken away and is never coming back Seq: 1980s - Yng. Michael

Script Days 62,63

Cast Members
5.Verna
10.Young Michael (k)
16.Emily

Background Actors
(2) amblulance drivers

Vehicles
old ambulance

Set Dressing
rooster weathervane
rusted barn windmill

End Day # 34 Thursday, August 26, 2021 -- Total Pages: 3 3/8

Leehan Farm

Shoot Day # 35 Friday, August 27, 2021

2/8 D2 Leehan Farm EXT Dusk Leehan Farm location

Scene # 017 Michael stares at the old farmhouse - grabs a flashlight, he walks Seq: Present

Script Days 10

Cast Members
1.Michael Leehan

Props
flashlight

Vehicles
Michael's truck

1/8 D2 Farmhouse EXT/I Dusk Leehan Farm location

Scene # 018 Michael pauses at coroner's seal and then walks in

Seq: Present

Script Days 10,11

Cast Members

1.Michael Leehan

Props

flashlight

Set Dressing

coroner's seal

7/8 FB5 Farmhouse EXT Night Leehan Farm location

Scene # 095 Verna cradles Jonah's body - his head almost falls off - Verna

Seq: 1964 Jonah's death

Script Days 75

Cast Members

5.Verna

16.Emily

20.3 yr old Michael

Background Actors

(5) men from town - killers

Vehicles

unkown truck

Special Effects

Jonah's body

severed head

Lighting

truck lights

7/8 FB5 Farmhouse EXT Night Leehan Farm location

Scene # 095 PLATES for the Scene

Seq: 1964 Jonah's death

Script Days 75

Cast Members

5.Verna

16.Emily

20.3 yr old Michael

Background Actors

(5) men from town - killers

Vehicles

unkown truck

Special Effects

Jonah's body

severed head

Lighting

truck lights

2/8 N17 Leehan Farm EXT Night Leehan Farm location

Scene # 124 Michael walks up to the porch

Seq: Present

Script Days 96

Cast Members

1.Michael Leehan

Vehicles

Rich's truck

Set Dressing

rooster weathervane

rusted barn windmill

Set Dressing
old well pump
Special Effects
windmill spins rapidly
weathervane spins rapidly
CGI/VFX Effects
blood red sky

End Day # 35 Friday, August 27, 2021 -- Total Pages: 2 3/8

END WEEK 7

Leehan Farm

Shoot Day # 36 Monday, August 30, 2021

3/8 N17 Leehan Farm EXT Night Leehan Farm location

Scene # 127 Pastor Beth exits her car calling for Michael - blood gushes fro the Seq: Present

Script Days 98

Cast Members
11.Pastor Beth

Props
Pastor Beth's cross
Vehicles
Beth's car
Set Dressing
rooster weathervane
rusted barn windmill
old well pump
Old Barn
swing
Special Effects
barn doors fly open
windmill spins rapidly
weathervane spins rapidly
water gushing from pump
blood gushing from pump
strong wind
black pupils
CGI/VFX Effects
blood red sky

1/8 N17 Leehan Farm EXT Night Leehan Farm location

Scene # b127 Pastor Beth wading in blood calls out for Michael Seq: Present

Script Days 98

Cast Members

11.Pastor Beth

Props

Pastor Beth's cross

Vehicles

Beth's car

Set Dressing

rooster weathervane
rusted barn windmill
old well pump
Old Barn
swing

Special Effects

barn doors fly open
windmill spins rapidly
weathervane spins rapidly
water gushing from pump
blood gushing from pump
strong wind
black pupils

CGI/VFX Effects

blood red sky

End Day # 36 Monday, August 30, 2021 -- Total Pages: 4/8

Leehan Farm

Shoot Day # 37 Tuesday, August 31, 2021

---

1 3/8 N17 Leehan Farm EXT Night Leehan Farm location

Scene # d127 Pastor Beth meets Demon Michael and Real Michael Seq: Present

Script Days 99,100

Cast Members

1.Michael Leehan
11.Pastor Beth
13.Gracie (k)
28.Demon Michael
29.Satan

Props

Pastor Beth's cross

Stunts

Stunt Coordinator
Michael stunt double
Demonic Michael stuntman

Vehicles

Beth's car

Set Dressing

rooster weathervane
rusted barn windmill

Set Dressing
- old well pump
- Old Barn
- swing
- electric transformaer

Special Equipment
- green screen

Special Effects
- blood
- barn doors fly open
- windmill spins rapidly
- weathervane spins rapidly
- water gushing from pump
- wounds
- stomach scars
- blood gushing from pump
- Demonic Michael look
- strong wind
- transformer explodes

CGI/VFX Effects
- VFX cooordinator
- blood red sky
- Michael demonic face
- Gracie catches on fire
- razor becomes scythe
- Satan turning into Verna
- current of blood

---

1 3/8 N17 Leehan Farm EXT Night Leehan Farm location

Scene # d127 Pastor Beth meets Demon Michael and Real Michael Seq: Present

Script Days 99,100

Cast Members
1.Michael Leehan
11.Pastor Beth
13.Gracie (k)
28.Demon Michael
29.Satan

Props
- Pastor Beth's cross

Stunts
- Stunt Coordinator
- Michael stunt double
- Demonic Michael stuntman

Vehicles
- Beth's car

Set Dressing
- rooster weathervane
- rusted barn windmill

Set Dressing
- old well pump
- Old Barn
- swing
- electric transformaer

Special Equipment
- green screen

Special Effects
- blood
- barn doors fly open
- windmill spins rapidly
- weathervane spins rapidly
- water gushing from pump
- wounds
- stomach scars
- blood gushing from pump
- Demonic Michael look
- strong wind
- transformer explodes

CGI/VFX Effects
- VFX cooordinator
- blood red sky
- Michael demonic face
- Gracie catches on fire
- razor becomes scythe
- Satan turning into Verna
- current of blood

End Day # 37 Tuesday, August 31, 2021 -- Total Pages: 2 6/8

Leehan Farm

Shoot Day # 38 Wednesday, September 1, 2021

2 N17 Leehan Farm EXT Night Leehan Farm location

Scene # d127par Pastor Beth and Michael win the battle - Michael takes Beth's cross Seq: Present

Script Days 100,10110

Cast Members

1. Michael Leehan
2. Laura Jane
6. Rich Mello
11. Pastor Beth
12. Pastor Jim
13. Gracie (k)

Props
- Rich's cross necklace
- Pastor Beth's cross

Featured Extras
- Jonah

Vehicles
- Beth's car
- Rich's truck

Cast Members

15. Crawley
16. Emily
28. Demon Michael
29. Satan

Background Actors

(8) retreat men

Vehicles

(6) Men's retreat vehicles

Set Dressing

rooster weathervane
rusted barn windmill
old well pump
Old Barn
swing
electric transformaer

Special Equipment

green screen

Special Effects

blood
water gushing from pump
wounds
stomach scars

CGI/VFX Effects

blood red sky

End Day # 38 Wednesday, September 1, 2021 -- Total Pages: 2

THURS. SEPTEMBER 2 & FRI. SEPTEMBER 3, COMPANY TRAVELS

END WEEK 8

RETREAT LOCATION

Shoot Day # 39 Monday, September 6, 2021

---

1 1/8 N17 Main Cabin INT Night Retreat location

Scene # 118 Retreat men pray - Michael vomits

Seq: Present

Script Days 92,93

Cast Members

1. Michael Leehan
6. Rich Mello
12. Pastor Jim

Background Actors

(50) Retreat Men

Props

Rich's cross necklace

Set Dressing

garbage can

Special Effects

vomit

1/8 N17 Main Cabin INT Night Retreat location

Scene # 120 Men pray for Michael

Seq: Present

Script Days 96

Cast Members

1. Michael Leehan
6. Rich Mello
12. Pastor Jim

Props

Rich's cross necklace

Cast Members
14.Deacon

Background Actors
(50) Retreat Men

2/8 N17 Rich and Michael's Cabin INT Night Retreat location

Scene # 121part B-roll from and at Rich's truck Seq: Present

Script Days 96

Cast Members
1.Michael Leehan
6.Rich Mello

Props
Rich's cross necklace
Michael's phone
Rich's truck keys

Wardrobe
Michael's shoes

2/8 N17 Rich and Michael's Cabin INT Night Retreat location

Scene # 121 Michael sneaks out and takes Rich's truck Seq: Present

Script Days 96

Cast Members
1.Michael Leehan
6.Rich Mello

Props
Rich's cross necklace
Michael's phone
Rich's truck keys

Wardrobe
Michael's shoes

1/8 N17 Retreat Parking Lot EXT Night Retreat location

Scene # 122 Michael texts a note to Rich Seq: Present

Script Days 96

Cast Members
1.Michael Leehan

Props
Michael's phone
text to Rich

Vehicles
Rich's truck
(6) other cars

End Day # 39 Monday, September 6, 2021 -- Total Pages: 1 7/8

Shoot Day # 40 Tuesday, September 7, 2021

2 6/8 N17 Main Cabin EXT Night Retreat location

Scene # 119 Intercut with flashbacks Michael realizes what he must do to be free Seq: Present

Script Days 93,94,95

Cast Members

1. Michael Leehan
6. Rich Mello
12. Pastor Jim

Props

Rich's cross necklace

DRIVING SCENE

1/8 N17 Mountian Road EXT Night Near Retreat location

Scene # 123 Rich's truck races down the mountain road. Seq: Present

Script Days 96

Cast Members

1. Michael Leehan

Vehicles

Rich's truck

End Day # 40 Tuesday, September 7, 2021 -- Total Pages: 2 7/8

SHOOT WRAP